UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K
(Mark One):

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2010
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _______________ to _______________
Commission file number 1-14187
     A. Full title of the plan and the address of the plan, if different from that of the issuer named below: RPM International Inc. 401(k) Trust and Plan, as amended
     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: RPM International Inc. 2628 Pearl Road, P.O. Box 777, Medina, Ohio 44258

RPM INTERNATIONAL INC.
401(k) TRUST
AND PLAN
FINANCIAL
STATEMENTS
DECEMBER 31,
2010 AND 2009

RPM INTERNATIONAL INC. 401(k) TRUST AND PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
RPM International Inc. Audit Committee
RPM International Inc. 401(k) Trust and Plan
Medina, Ohio
We have audited the accompanying statements of net assets available for benefits (modified cash basis) of the RPM International Inc. 401(k) Trust and Plan as of December 31, 2010 and 2009, the related statement of changes in net assets available for benefits (modified cash basis) for the year ended December 31, 2010, and the supplemental schedule of assets (held at end of year) as of December 31, 2010. These financial statements and supplemental schedule are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements and supplemental schedule based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
As described in Note A, these financial statements and supplemental schedule were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than generally accepted accounting principles.
In our opinion, the financial statements and supplemental schedule referred to above present fairly, in all material respects, the net assets available for benefits of the RPM International Inc. 401(k) Trust and Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010, on the basis of accounting described in Note A.
/s/ SS&G Financial Services, Inc.
CERTIFIED PUBLIC ACCOUNTANTS
Cleveland, Ohio
June 23, 2010

RPM INTERNATIONAL INC. 401(k) TRUST AND PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS (MODIFIED CASH BASIS)

	DECEMBER 31,
	2010	2009

ASSETS

Investments, at fair value	$382,596,597	$339,235,026

Receivables
Notes receivable from participants	6,410,277	5,952,551
Employer’s contribution	754,028	729,143
Participants’ contributions	1,363,822	1,327,377

	8,528,127	8,009,071

Adjustment from fair value to contract value for for fully benefit responsive investment contract	(1,217,293)	1,133,235

NET ASSETS AVAILABLE FOR BENEFITS	$389,907,431	$348,377,332

See accompanying notes to financial statements.

RPM INTERNATIONAL INC. 401(k) TRUST AND PLAN
STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS (MODIFIED CASH BASIS)
FOR THE
YEAR ENDED DECEMBER 31, 2010

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Contributions
Participants	$20,025,208
Employer	10,595,101
Rollover contributions	729,792	$31,350,101

Investment income
Interest and dividends	3,524,755
Unrealized gain on investments	32,959,082
Realized gain on sale of investments	3,800,819	40,284,656

Interest on notes receivable from participants		309,552

		71,944,309

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	29,897,841
Administrative expenses	516,369	30,414,210

Net increase		41,530,099

Net assets available for benefits:

Beginning of year		348,377,332

End of year		$389,907,431

See accompanying notes to financial statements.

RPM INTERNATIONAL INC. 401(k) TRUST AND PLAN
NOTES TO FINANCIAL STATEMENTS
NOTE A — Significant accounting policies
Basis of accounting
The Plan’s policy is to prepare its financial statements on the modified cash basis of accounting. Contributions are recorded on the accrual basis, dividends are recorded on the ex-dividend date, and other revenues are recognized when received rather than when earned. Certain expenses and purchases of assets are recognized when cash is disbursed rather than when the obligation is incurred.
Investment valuation and income recognition
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See note C for discussion of fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded when received. Dividends are recorded on the ex-dividend date.
In accordance with Generally Accepted Accounting Principles (GAAP) and the modified cash basis of accounting, the Plan has adopted Financial Accounting Standards Board (FASB) provisions for the Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans. FASB guidance requires that investment contracts held by a defined-contribution plan be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by GAAP and the modified cash basis of accounting, the Statement of Net Assets Available for Plan Benefits presents the fair value of the investment in the common/collective trusts as well as the adjustment for the fully benefit-responsive investment contracts from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits is prepared on a contract value basis.
Notes receivable from participant accounts
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.
Contributions
Contributions are recorded on an accrual basis.
Payment of benefits
Benefits are recorded when paid.

RPM INTERNATIONAL INC. 401(k) TRUST AND PLAN
NOTES TO FINANCIAL STATEMENTS
NOTE A — Significant accounting policies, continued
Use of estimates
The preparation of financial statements in conformity with the modified cash basis of accounting requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Reclassifications
Certain reclassifications have been made to the 2009 financial statement presentation to correspond to the current year’s format. Total net assets are unchanged due to these reclassifications.
Recent accounting pronouncements
In September, 2010, the FASB issued guidance to amend generally accepted accounting principles (GAAP) and the modified cash basis of accounting related to the classification and measurement of loans to participants by defined contribution pension benefit plans. Previous guidance required loans to participants to be classified as plan investments, which are generally measured at fair value in accordance with GAAP. The new guidance requires that loans to participants are classified as notes receivable from participants and measured at their unpaid principal balance plus any accrued but unpaid interest. The new guidance is effective for periods ending after December 15, 2010 and must be applied retrospectively.
NOTE B — Description of the Plan
The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution savings plan covering substantially all domestic non-union employees of participating subsidiaries of RPM International Inc. (the Company). The Plan is subject to the Employee Retirement Income Security Act of 1974 (ERISA), as amended.
Contributions
Participants may contribute up to 50% of pretax annual compensation. Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers a variety of investment funds as investment options for participants. The Plan is a “safe harbor 401(k) plan.” The Company matches up to a maximum rate of 100% of the first 3% and 50% of the next 2% of employee deferrals. The matching Company contribution is invested in the same manner in which the participants invest their own contributions. Contributions are subject to certain limitations.

RPM INTERNATIONAL INC. 401(k) TRUST AND PLAN
NOTES TO FINANCIAL STATEMENTS
NOTE B — Description of the Plan, continued
Participant accounts
Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution and an allocation of Plan earnings and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting
Vesting is immediate for contributions, both for employee and employer, and earnings thereon.
Notes receivable from participants
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the balance in the participant’s account and bear interest at rates that range from 4.0% to 10.5%. Principal and interest are paid ratably through payroll deductions.
Payment of benefits
Upon termination of service due to death, disability, or retirement, a participant generally will receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account. For termination of service or other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.
Plan expenses
During 2010, trustee fees and other expenses incurred in connection with the sale, purchase, and management of the assets of the investment funds were paid by the Plan.
NOTE C — Fair value measurements
The Accounting Standards Codification (ASC) 820 defines fair value and provides guidance for measuring fair value and expands disclosures about fair value measurements in accordance with accounting principles generally accepted in the United States of America. ASC 820 does not require any new fair value measurements, but rather applies to all other accounting pronouncements that require or permit fair value measurements.
ASC 820 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobserved inputs (Level 3 measurement). The three levels of the fair value hierarchy under ASC 820 are described below:
Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

RPM INTERNATIONAL INC. 401(k) TRUST AND PLAN
NOTES TO FINANCIAL STATEMENTS
NOTE C — Fair value measurements, continued
Level 2	Inputs to the valuation methodology include:
•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual term), the Level 2 inputs must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurements.
The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
Following is a description of the valuation methodologies used for assets measured at fair value.
Mutual funds: Valued at the net asset value of shares held by the Plan at year-end.
RPM Stock Fund: Valued at net asset value of units held by the Plan at year-end.
Common/collective trusts: Valued at net asset value of units held by the Plan at year-end after adjustments to reflect all fund investments at fair value, including direct and indirect interests in fully benefit- responsive contracts, as reported in the audited financial statements of the fund.
Insurance contracts: Valued at cash surrender value.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

RPM INTERNATIONAL INC. 401(k) TRUST AND PLAN
NOTES TO FINANCIAL STATEMENTS
NOTE C — Fair value measurements, continued
The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2010 and 2009:
Assets at Fair Value as of December 31, 2010

	Level 1	Level 2	Level 3	Total
Mutual Funds
Balanced Funds	$32,284,092	$—	$—	$32,284,092
Growth Funds	159,890,707	—	—	159,890,707
Fixed Income Funds	30,604,916	—	—	30,604,916
International Funds	32,614,397	—	—	32,614,397
Other Funds (target & cash)	33,120,332	—	—	33,120,332

Total Mutual Funds	288,514,444	—	—	288,514,444
Common Collective Trusts
Stable Value Fund	—	56,659,304	—	56,659,304
Enhanced Stock Market Fund	—	12,202,244	—	12,202,244

Total Common Collective Trusts	—	68,861,548	—	68,861,548
RPM Common Stock Fund	—	25,127,470	—	25,127,470
Insurance Contracts	—	—	93,135	93,135

Total Assets at Fair Value	$288,514,444	$93,989,018	$93,135	$382,596,597

Assets at Fair Value as of December 31, 2009

	Level 1	Level 2	Level 3	Total
Mutual Funds
Balanced Funds	$30,848,176	$—	$—	$30,848,176
Growth Funds	139,832,443	—	—	139,832,443
Fixed Income Funds	25,680,623	—	—	25,680,623
Other Funds (target & cash)	23,782,294	—	—	23,782,294
International Funds	30,802,265	—	—	30,802,265

Total Mutual Funds	250,945,801	—	—	250,945,801
Common Collective Trusts
Stable Value Fund	—	53,015,661	—	53,015,661
Enhanced Stock Market Fund	—	10,896,889	—	10,896,889

Total Common Collective Trusts	—	63,912,550	—	63,912,550
RPM Common Stock Fund	—	24,287,720	—	24,287,720
Insurance Contracts	—	—	88,955	88,955

Total Assets at Fair Value	$250,945,801	$88,200,270	$88,955	$339,235,026

RPM INTERNATIONAL INC. 401(k) TRUST AND PLAN
NOTES TO FINANCIAL STATEMENTS
NOTE C — Fair value measurements, continued
The following table sets forth a summary of changes in the fair value of Plan’s Level 3 assets for the year ended December 31, 2010:

Insurance
Contracts

Balance, beginning of year	$88,955
Purchases, sales, issuances, settlements (net)	—
Unrealized gains relating to instruments still held at the reporting date	4,180

Balance, end of year	$93,135

NOTE D — Investments
The following presents investments at December 31, 2010 and 2009 that represent 5% or more of the Plan’s net assets:

	2010	2009

American Washington Mutual Investors Fund	$24,112,995	$21,950,856
Fidelity Contrafund	45,754,625	41,336,080
Janus Balanced Fund	32,284,092	30,848,176
Wells Fargo Stable Return Fund	56,659,304	53,015,661
Growth Fund of America	45,219,578	41,276,454
Neuberger & Berman Genesis Fund	22,115,990	18,277,507
Fidelity Advisor Government Investment Fund	*	17,973,731
RPM International Inc. Stock Fund	25,127,470	24,287,720
Dodge & Cox International Stock Fund	21,946,390	19,533,260
Fidelity Advisor MidCap Fund	20,436,490	*

*	Assets did not amount to 5% of the total value at year-end.
During 2010, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $36,759,901.

Registered investment companies and company stock fund	$33,887,480
Common/collective Trust	2,872,421

$36,759,901

RPM INTERNATIONAL INC. 401(k) TRUST AND PLAN
NOTES TO FINANCIAL STATEMENTS
NOTE E — Plan termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Any unallocated assets of the Plan shall be allocated to participant accounts and distributed in such a manner as the Company may determine.
NOTE F — Income tax status
The Plan obtained its latest determination letter on September 5, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
Accounting principles generally accepted in the United States of America and modified cash basis of accounting require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the tax authorities. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.
NOTE G — Related party transactions
The Diversified Stable Value Fund and Enhanced Stock Market Fund are common trust funds managed by Wachovia Bank N.A. Wachovia Bank N.A. is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan to the trustee amounted to $516,369 for the year ended December 31, 2010.
In addition, at December 31, 2010, the Plan held shares of RPM International, Inc. Income Stock Fund valued at $25,127,470. At December 31, 2009, the Plan held shares of RPM International, Inc. Income Stock Fund valued at $24,287,720. Transactions involving these investments are allowable party-in-interest transactions under ERISA.

RPM INTERNATIONAL INC. 401(k) TRUST AND PLAN
NOTES TO FINANCIAL STATEMENTS
NOTE H — Risks and uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.
NOTE I — Reconciliation to Form 5500
As discussed in the valuation of investments section of Note A, the financial statements report the value of the Plan’s stable value fund investment at contract value whereas the Form 5500 reports at fair value.
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31, 2010 and 2009:

	2010	2009

Net assets available for benefits per the financial statements	$389,907,431	$348,377,332
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	1,217,293	(1,133,235)

Net assets per the Form 5500	$391,124,724	$347,244,097

The following is a reconciliation of income and appreciation per the financial statements to the Form 5500 for the year ended December 31, 2010:

Investment income per the financial statements	$40,594,208
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	2,350,528

Investment income per the Form 5500	$42,944,736

RPM INTERNATIONAL INC. 401(K) TRUST AND PLAN
EIN #34-6550857
PLAN NUMBER 011
SCHEDULE H, LINE 4i —
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2010

(a)	(b)	(c)	(e)
		Description of investment including
	Identity of issue, borrower,	maturity date, rate of interest,	Current value at
	lessor, or similar party	collateral, par or maturity value	December 31, 2010

*	Wells Fargo Stable Return Fund	Common/collective trusts	$56,659,304
*	Wells Fargo Enhanced Stock Market	Common/collective trusts	12,202,244
	Dreyfus Small Cap Fund	Registered investment company	2,251,030
	Fidelity Advisor Mid Cap Fund	Registered investment company	20,436,490
	Fidelity Contrafund	Registered investment company	45,754,625
	Growth Fund of America	Registered investment company	45,219,578
	Neuberger & Berman Genesis Fund	Registered investment company	22,115,990
	American Washington Mutual Investors Fund	Registered investment company	24,112,995
	American Europacific Growth Fund	Registered investment company	10,668,007
	Dodge & Cox International Stock Fund	Registered investment company	21,946,390
	Janus Balanced Fund	Registered investment company	32,284,092
	PIMCO Total Return	Registered investment company	11,400,659
	Fidelity Advisor Government Investment Fund	Registered investment company	19,204,257
*	RPM International Inc. Stock Fund	Company stock	25,127,470
	Vanguard Target Retirement 2010 Fund	Registered investment company	1,948,523
	Vanguard Target Retirement 2015 Fund	Registered investment company	6,344,794
	Vanguard Target Retirement 2020 Fund	Registered investment company	4,450,944
	Vanguard Target Retirement 2025 Fund	Registered investment company	5,658,139
	Vanguard Target Retirement 2030 Fund	Registered investment company	4,318,745
	Vanguard Target Retirement 2040 Fund	Registered investment company	10,389,322
	Northwestern Mutual Life Insurance	Life insurance	93,135
	Cash		9,865

	Total Investments		$382,596,597

*	Notes receivable from participants	Loans (4.00% to 10.50%)	$6,410,277

*	Denotes an allowable party in interest

SIGNATURES
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RPM INTERNATIONAL INC. 401(k) TRUST AND PLAN By: RPM International Inc. (Plan Administrator)
/s/ Janeen Kastner
Janeen Kastner, Vice President — Corporate
Benefits & Risk Management

Date: June 28, 2011

EXHIBIT INDEX

23.1	Consent of SS&G Financial Services, Inc.